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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Tower Tech, Inc.

Title of Class of Securities:  Common Stock, par value $.001

CUSIP Number:  891864100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        Mr. Ronald Eubel, c/o Eubel Brady & Suttman Asset
        Management, Inc., 7777 Washington Village Drive,
               Dayton, Ohio 45459, (513) 291-1223


     (Date of Event which Requires Filing of this Statement)

                          June 28, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 891864100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ronald L. Eubel

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         342,858

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         342,858

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         342,858

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         9.22%

14. Type of Reporting Person

         IN














































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CUSIP No. 891864100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Mark E. Brady

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         342,858

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         342,858

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         342,858

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




                                4



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13. Percent of Class Represented by Amount in Row (11)

         9.22%

14. Type of Reporting Person

         IN














































                                5



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CUSIP No. 891864100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert J. Suttman

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC, PF

5. Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

           2,857

8.  Shared Voting Power:

         342,858

9.  Sole Dispositive Power:

           2,857

10. Shared Dispositive Power:

         342,858

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         345,715

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         9.29%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, par value $.001 (the "Common Stock"), of Tower Tech, Inc. (the "Company"). The Company's principal executive office is located at Rural Rte. 3, P.O. Box 1838, Chickasha, Oklahoma 73023.

         The Reporting Persons' deemed beneficial ownership of Common Stock exists by virtue of ownership of Debentures of the Issuer that are convertible, at the option of the holder, into shares of Common Stock. The Debentures bear interest at 10% per annum and mature on June 30, 2000.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Ronald L. Eubel, Mark E. Brady and Robert J. Suttman (each a "Reporting Person"). The principal business of each of the Reporting Persons is to act as investment adviser. Messrs. Eubel, Brady and Suttman are the general partners of EBS Partners, L.P., an investment partnership (the "Partnership") and the principals of Eubel Brady & Suttman Asset Management, Inc., a registered investment adviser ("EBS"). The principal office of each Reporting Person is at 777 Washington Village Drive, Dayton, Ohio 45459.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Messrs. Eubel, Brady and Suttman are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, each of Messrs. Eubel, Brady, and Suttman is deemed to beneficially own 342,858 Debentures which are convertible into 342,858 shares of Common Stock. All such 342,858 Debentures are held by the Partnership or managed accounts over which the Reporting Persons have investment discretion. In


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         addition, Mr. Suttman personally holds 2,857 Debentures.
         The Debentures held by the Partnership and the managed accounts were purchased in a private placement at an aggregate price of $3,000,000. The Debentures purchased by Mr. Suttman were purchased in a private placement for $25,000. The funds for the purchase of the Debentures held in the Partnership came from capital contributions to the Partnership by its general and limited partners. The funds for the purchase of Debentures held in the managed accounts came from each such account's own funds. The funds for the purchase of Debentures personally held by Mr. Suttman came from Mr. Suttman's personal funds. No funds were borrowed to finance any of the purchases.

Item 4.  PURPOSE OF TRANSACTIONS.

         The Debentures and Common Stock deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes.

         The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on the Company's Form 10-Q filed on July 30, 1997, as of July 10, 1997 there were 3,375,488 shares of Common Stock outstanding. As noted above, Messrs. Eubel and Brady each are deemed to beneficially own 342,858 Debentures which are convertible into 342,858 shares of Common Stock. Assuming conversion of the Debentures, each of Messrs. Eubel and Brady is therefore deemed to beneficially own 9.22% of the outstanding shares of Common Stock. Mr. Suttman is deemed to beneficially own 345,715 Debentures which are convertible into 345,715 shares of Common Stock. Assuming conversion of the Debentures, Mr. Suttman is therefore deemed to beneficially own 9.29% of the outstanding shares of Common Stock. As to any Common Stock obtained by the Reporting Persons through open-market purchases, conversion of the Debentures Shares or otherwise, the Reporting Persons would have the shared power to dispose of, direct the disposition of or vote the Common Stock (other than the Debentures personally owned by Mr. Suttman, as to which, if such Debentures are converted into Common Stock, Mr. Suttman would have the sole power to dispose of, direct the disposition of or vote such Common Stock.)


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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Debentures or the Common
         Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Debentures that were effected by the Reporting Person during the 60 days prior to June 28, 1997 through the date of this filing.


         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


August 7, 1997

                                  /s/ Ronald L. Eubel
                                  _________________________
                                       Ronald L. Eubel

                                  /s/ Mark E. Brady
                                  __________________________
                                       Mark E. Brady

                                  /s/ Robert J. Suttman
                                  __________________________
                                       Robert J. Suttman
















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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

August 7, 1997 relating to the Common Stock of Tower Tech,

Inc. shall be filed on behalf of the undersigned.



                                  /s/ Ronald L. Eubel
                             _________________________________
                                       Ronald L. Eubel


                                  /s/ Mark E. Brady
                             _________________________________
                                      Mark E. Brady


                                  /s/ Robert J. Suttman
                             _________________________________
                                      Robert J. Suttman



























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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

Date               Debentures          Price Per Debenture
                    Purchased          (Not Including Commission)
 ____              _______________     ______________________

6/28/97            266,629             $8.75

7/30/97             79,086              8.75










































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